SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28888; File No. 812-13221]

Highland Capital Management, L.P., et al.; Notice of Application

August 27, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the

"Act") for an exemption from sections 18(c) and 18(i) of the Act, under sections 6(c) and

23(c)(3) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares and to impose asset-based

distribution fees and early withdrawal charges.

Applicants: Highland Capital Management, L.P. ("Highland Capital"), Highland Funds Asset

Management, L.P. ("Highland," and together with Highland Capital, the "Adviser") and

Highland Special Situations Fund II (the "Special Situations Fund").

Filing Dates: The application was filed on August 3, 2005, and amended on July 12, 2007,

November 29, 2007, June 20, 2008 and August 7, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on September 21, 2009

and should be accompanied by proof of service on the applicants, in the form of an affidavit, or,

for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, c/o Michael Colvin, Highland Capital Management,

L.P., NexBank Tower, 13455 Noel Road, Suite 800, Dallas, TX 75240.

For Further Information Contact: John Yoder, Senior Counsel, at (202) 551-6878 or Julia Kim

Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Special Situations Fund is a Delaware statutory trust that is registered as a non-diversified closed-end management investment company under the Act. The Special Situations

Fund's investment strategy focuses on distressed securities, principally in the senior loan market.

Highland Capital and Highland are each a Delaware limited partnership and registered as an

investment adviser under the Investment Advisers Act of 1940. Highland Capital will serve as

investment adviser to the Special Situations Fund. It is expected that Highland will become the

investment adviser to the Special Situations Fund after an internal reorganization.

2.   Applicants request that the order also apply to any continuously-offered registered

closed-end management investment company that has been previously organized or that may be

organized in the future for which the Adviser or any entity controlling, controlled by, or under

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common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser and which operates as an interval fund pursuant to rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Securities Exchange Act of 1934 ("Exchange Act") (each, a "Fund," and together with the Special Situations Fund, the "Funds").[2]

3.   The Special Situations Fund will continuously offer its shares to the public at net asset value. Shares of the Funds will not be listed on any securities exchange and will not be quoted on any quotation medium. The Funds do not expect there to be any secondary trading market for their shares. The Special Situations Fund has adopted a fundamental policy to repurchase a specified percentage of its shares (between 5% and 25%) at net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to rule 23c-3 under the Act.

4.   The Funds seek the flexibility to be structured as multiple class funds. If the requested relief is granted, the Special Situations Fund intends to offer three classes of shares. The Special Situations Fund will offer Class A shares with a front-end sales charge of up to 4.5% and an annual servicing and/or distribution fee of up to .35% of average daily net assets. Class C shares will be offered without a front-end sales load, with annual distribution fees of .75%, annual servicing fees of .25% and early withdrawal charges ("EWCs") of 1% for shares repurchased within one year of purchase. Class Z shares would not be subject to sales charges, distribution or servicing fees, or EWCs. The Funds may in the future offer additional classes of shares and/or another sales charge structure.

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[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] Any Fund relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants represent that each entity presently intending to rely on the requested relief is listed as an applicant.

5.   Applicants represent that any asset-based service and distribution fees will comply

with the provisions of NASD Rule 2830(d) ("NASD Sales Charge Rule").[3] Applicants also

represent that each Fund will disclose in its prospectus, the fees, expenses and other

characteristics of each class of shares offered for sale by the prospectus, as is required for

open-end multiple class funds under Form N-1A. As is required for open-end funds, each Fund

will disclose its expenses in shareholder reports, and disclose any arrangements that result in

breakpoints in or elimination of sales loads in its prospectus.[4] Each Fund and its distributor will

also comply with any requirements that may be adopted by the Commission regarding disclosure

at the point of sale and in transaction confirmations about the costs and conflicts of interest

arising out of the distribution of open-end investment company shares, and regarding prospectus

disclosure of sales loads and revenue sharing arrangements as if those requirements applied to

the Fund and its distributor.[5]

6.   Each Fund will allocate all expenses incurred by it among the various classes of

shares based on the net assets of the Fund attributable to each class, except that the net asset

value and expenses of each class will reflect distribution fees, service fees, and any other

incremental expenses of that class. Expenses of the Fund allocated to a particular class of shares

will be borne on a pro rata basis by each outstanding share of that class. Applicants state that

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[3] All references to the NASD Sales Charge Rule include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

[4] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[5] Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release Nos. 26341 (Jan. 29, 2004) (proposing release) and 26778 (Feb. 28, 2005) (re-opening the comment period for the proposed rules and requesting additional comments).

each Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

7.   Each Fund may waive the EWC for certain categories of shareholders or transactions to be established from time to time. With respect to any waiver of, scheduled variation in, or elimination of the EWC, each Fund will comply with rule 22d-1 under the Act as if the Fund were an open-end investment company.

8.   Each Fund operating as an interval fund pursuant to rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, "Other Funds"). Shares of a Fund operating pursuant to rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in rule 23c-3 under the Act. Any exchange option will comply with rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to rule 11a-3. In complying with rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has

outstanding more than one class of senior security. Applicants state that the creation of multiple classes of shares of the Funds may be prohibited by section 18(c).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that multiple classes of shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule thereunder, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of shares.

4.   Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit a Fund to facilitate the distribution of its shares and provide investors with a broader choice of shareholder services. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Early Withdrawal Charges

1.   Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company will purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

2.   Rule 23c-3 under the Act permits a registered closed-end investment company (an "interval fund") to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) under the Act provides that an interval fund may deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is reasonably intended to compensate the fund for expenses directly related to the repurchase.

3.   Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. As noted above, section 6(c) provides that the Commission may exempt any person, security or transaction from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request relief under sections 6(c) and 23(c) from rule 23c-3 to the extent necessary for the Funds to impose EWCs on shares of the Funds submitted for repurchase that have been held for less than a specified period.

4.   Applicants believe that the requested relief meets the standards of sections 6(c) and 23(c)(3). Rule 6c-10 under the Act permits open-end investment companies to impose contingent deferred sales loads ("CDSLs"), subject to certain conditions. Applicants state that EWCs are functionally similar to CDSLs imposed by open-end investment companies under rule 6c-10. Applicants state that EWCs may be necessary for the distributor to recover distribution costs. Applicants state that any EWC imposed by the Funds will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. The Funds also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs. Applicants further state that the Funds will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-based Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant

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to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Fund to impose asset-based distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the NASD Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary